SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[X] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Rule 14a-12

Money Market Obligations Trust

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ] Fee paid previously with preliminary proxy materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

____________________________________________________________

2) Form, Schedule or Registration Statement No.:

____________________________________________________________

3) Filing Party:

____________________________________________________________

4) Date Filed:

____________________________________________________________

Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: Money Market Obligations Trust, on behalf of its portfolio Federated Treasury Obligations Fund.

Subject Company: Huntington U.S. Treasury Money Market Fund.

Subject Company Commission File No. 811-05010 and 033-11905

Date: October 30, 2015

The date of the Special Meeting of Shareholders of the Huntington U.S. Treasury Money Market Fund (the “Huntington Fund”), a portfolio of The Huntington Funds, has been changed from November 18, 2015 to December 2, 2015. Accordingly, the Huntington Fund will hold a special meeting of the shareholders of the Huntington Fund (“Special Meeting”) on December 2, 2015 to approve or disapprove the proposed Agreement and Plan of Reorganization pursuant to which Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all (or substantially all) of the assets of the Huntington Fund, in complete liquidation and termination of the Huntington Fund. If approved, the reorganization is expected to close on or about December 4, 2015.

The Huntington Fund’s Board of Trustees has fixed October 2, 2015 as the record date (“Record Date”) for determination of shareholders entitled to vote at the Special Meeting.

Accompanying this communication you will find a copy of the Prospectus/Proxy Statement informing Huntington Fund shareholders of the Special Meeting and detailing the Agreement and Plan of Reorganization.

After the completion of the printing and mailing of the Prospectus/Proxy Statement, the Huntington Fund determined that there was an error in the number of Record Date outstanding shares and certain related information. As such, the Huntington Fund has determined to issue this communication to provide shareholders with corrected information.

Also, as noted above, the Huntington Fund has determined to change the date of the Special Meeting from November 18, 2015 to December 2, 2015 and the anticipated closing date from November 20, 2015 to December 4, 2015 and to re-mail the Prospectus/Proxy Statement and additional materials.

This communication serves as notice of the changes from the information included in the Prospectus/Proxy Statement. Specifically, the following information replaces and supersedes the information contained throughout the Prospectus/Proxy Statement regarding the date of the Special Meeting, the anticipated closing date and the shares of the Huntington Fund outstanding as of the Record Date:

Special Meeting Date: December 2, 2015 Anticipated Closing Date: December 4, 2015 Huntington Fund’s Record Date Shares Outstanding: 961,026,570.87

In addition, the information provided below replaces and supersedes the information contained in the Section titled “SHARE OWNERSHIP OF THE FUNDS” as it relates to the Huntington Fund:

At the close of business on the Record Date, Officers and Trustees of the Huntington Fund owned less than 1% of each class of the Huntington Fund’s outstanding shares.

At the close of business on the Record Date, the following persons owned to the knowledge of management 5% or more of the outstanding Class A Shares of the Huntington U.S. Treasury Money Market Fund: Carey and Company, Columbus, OH, owned approximately 40,090,075 Shares (49.26%) and NFS LLC, New York, NY, owned approximately 41,087,523 Shares (50.48%).

At the close of business on the Record Date, the following persons owned to the knowledge of management 5% or more of the outstanding Institutional Shares of the Huntington U.S. Treasury Money Market Fund: Carey and Company, Columbus, OH, owned approximately 879,638,614 Shares (100.00%).

Shareholders owning 25% or more of outstanding Shares may be in control and be able to affect the outcome of certain matters presented for a vote of shareholders:

NFS LLC is organized in the state of Delaware and is a subsidiary of FMR LLC, organized in the state of Delaware.

Carey & Company is organized in the state of Maryland.

All other information contained in the Prospectus/Proxy Statement otherwise remains unchanged.

IF YOU HAVE NOT YET VOTED ON THE PROPOSAL, PLEASE VOTE AT YOUR EARLIEST CONVENIENCE. A NEW PROXY CARD IS INCLUDED WITH THIS MATERIAL FOR YOUR CONVENIENCE. VOTING EARLY, RATHER THAN WAITING, HELPS AVOID ADDITIONAL EXPENSES RELATING TO THE SOLICITATION OF VOTES. IF YOU ALREADY VOTED ON THE PROPOSAL AND DO NOT DESIRE TO CHANGE YOUR VOTE, YOU DO NOT NEED TO VOTE AGAIN. IF YOU ALREADY VOTED ON THE PROPOSAL AND YOU DESIRE TO CHANGE HOW YOU VOTED ON THE PROPOSAL, YOU CAN DO SO BY VOTING AGAIN IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED FOR VOTING.

****

Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, (File Nos.: 811-5950 and 33-31602) (“Federated”), together with Huntington U.S. Treasury Money Market Fund, a portfolio of The Huntington Funds, has filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”).

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

These documents are available free of charge on the SEC’s Web site at www.sec.gov. You may obtain additional information by calling the Huntington Funds at 1-800-253-0412 or at https://www.proxyonline.com/docs/HuntingtonUSTreasuryMM.pdf.

Filed under: Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

Filed by: Money Market Obligations Trust, on behalf of its portfolio Federated Treasury Obligations Fund.

Subject Company: Huntington U.S. Treasury Money Market Fund.

Subject Company Commission File No. 811-05010 and 033-11905

Date: October 30, 2015

The date of the Special Meeting of Shareholders of the Huntington U.S. Treasury Money Market Fund (the “Huntington Fund”), a portfolio of The Huntington Funds, has been changed from November 18, 2015 to December 2, 2015. Accordingly, the Huntington Fund will hold a special meeting of the shareholders of the Huntington Fund (“Special Meeting”) on December 2, 2015 to approve or disapprove the proposed Agreement and Plan of Reorganization pursuant to which Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, would acquire all (or substantially all) of the assets of the Huntington Fund, in complete liquidation and termination of the Huntington Fund. If approved, the reorganization is expected to close on or about December 4, 2015.

The Huntington Fund’s Board of Trustees has fixed October 2, 2015 as the record date (“Record Date”) for determination of shareholders entitled to vote at the Special Meeting.

After the completion of the printing and mailing of the Prospectus/Proxy Statement, the Huntington Fund determined that there was an error in the number of Record Date outstanding shares and certain related information. As such, the Huntington Fund has determined to issue this communication to provide shareholders with corrected information.

Also, as noted above, the Huntington Fund has determined to change the date of the Special Meeting from November 18, 2015 to December 2, 2015 and the anticipated closing date from November 20, 2015 to December 4, 2015.

This communication serves as notice of the changes from the information included in the Prospectus/Proxy Statement. Specifically, the following information replaces and supersedes the information contained throughout the Prospectus/Proxy Statement regarding the date of the Special Meeting, the anticipated closing date and the shares of the Huntington Fund outstanding as of the Record Date:

Special Meeting Date: December 2, 2015 Anticipated Closing Date: December 4, 2015 Huntington Fund’s Record Date Shares Outstanding: 961,026,570.87

In addition, the information provided below replaces and supersedes the information contained in the Section titled “SHARE OWNERSHIP OF THE FUNDS” as it relates to the Huntington Fund:

At the close of business on the Record Date, Officers and Trustees of the Huntington Fund owned less than 1% of each class of the Huntington Fund’s outstanding shares.

At the close of business on the Record Date, the following persons owned to the knowledge of management 5% or more of the outstanding Class A Shares of the Huntington U.S. Treasury Money Market Fund: Carey and Company, Columbus, OH, owned approximately 40,090,075 Shares (49.26%) and NFS LLC, New York, NY, owned approximately 41,087,523 Shares (50.48%).

At the close of business on the Record Date, the following persons owned to the knowledge of management 5% or more of the outstanding Institutional Shares of the Huntington U.S. Treasury Money Market Fund: Carey and Company, Columbus, OH, owned approximately 879,638,614 Shares (100.00%).

Shareholders owning 25% or more of outstanding Shares may be in control and be able to affect the outcome of certain matters presented for a vote of shareholders:

NFS LLC is organized in the state of Delaware and is a subsidiary of FMR LLC, organized in the state of Delaware.

Carey & Company is organized in the state of Maryland.

All other information contained in the Prospectus/Proxy Statement otherwise remains unchanged.

IF YOU HAVE NOT YET VOTED ON THE PROPOSAL, PLEASE VOTE AT YOUR EARLIEST CONVENIENCE. VOTING EARLY, RATHER THAN WAITING, HELPS AVOID ADDITIONAL EXPENSES RELATING TO THE SOLICITATION OF VOTES. IF YOU ALREADY VOTED ON THE PROPOSAL AND DO NOT DESIRE TO CHANGE YOUR VOTE, YOU DO NOT NEED TO VOTE AGAIN. IF YOU ALREADY VOTED ON THE PROPOSAL AND YOU DESIRE TO CHANGE HOW YOU VOTED ON THE PROPOSAL, YOU CAN DO SO BY VOTING AGAIN IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED FOR VOTING.

****

Federated Treasury Obligations Fund, a portfolio of Money Market Obligations Trust, (File Nos.: 811-5950 and 33-31602) (“Federated”), together with Huntington U.S. Treasury Money Market Fund, a portfolio of The Huntington Funds, has filed a prospectus/proxy statement and other relevant documents, concerning the planned transaction with the United States Securities and Exchange Commission (the “SEC”).

INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSACTION, OR INCORPORATED BY REFERENCE INTO THE PROSPECTUS/PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

These documents are available free of charge on the SEC’s Web site at www.sec.gov. You may obtain additional information by calling the Huntington Funds at 1-800-253-0412 or at https://www.proxyonline.com/docs/HuntingtonUSTreasuryMM.pdf.

Huntington Funds

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

SHAREHOLDER REGISTRATION FIELD

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided
2. **ONLINE** at **proxyonline.com** using your proxy control number found below
3. By **PHONE** when you dial (888) 227-9349 (toll free) to reach an automated touchtone voting line
4. By **PHONE** with a live operator when you call toll-free (866) 796-6899 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER 123456789101

THE HUNTINGTON FUNDS

Huntington U.S. Treasury Money Market Fund

PROXY FOR A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 2, 2015

KNOW ALL PERSONS BY THESE PRESENTS that the undersigned Shareholders of Huntington U.S. Treasury Money Market Fund, a portfolio of The Huntington Funds (the "Trust"), hereby designate and appoint Tiffany Franklin and Jay S. Fitton, as proxies to act at the Special Meeting of Shareholders (the "Special Meeting") to be held on December 2, 2015 at 2960 North Meridian Street, Indianapolis, IN 46208 at 10:00 a.m. (Eastern time), and at any adjournment thereof. The attorneys named will vote the shares represented by this proxy in accordance with the choices made on this ballot. If this proxy is executed and returned in time and no choice is indicated as to an item, this proxy will be voted affirmatively on such matter. Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting or any adjournment thereof.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call **toll-free (866) 796-6899**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to Be Held on December 2, 2015. The proxy statement for this meeting is available at: https://www.proxyonline.com/docs/HuntingtonUSTreasuryMM.pdf

PROXY CARD